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                                                                    EXHIBIT 99.1




                          THOMASVILLE BANCSHARES, INC.
                      ANNOUNCES EXPIRATION OF TENDER OFFER


         THOMASVILLE, GEORGIA - October 31, 2002 - Thomasville Bancshares, Inc. today announced that its offer to purchase shares of its common stock expired at 5:00 p.m. on Friday, October 25, 2002. The Company had offered to purchase up to 55,000 shares of its common stock for $20.00 per share under the terms and conditions set forth in an offer to purchase dated September 6, 2002 and the related letter of transmittal.

         Shareholders tendered approximately 36,000 shares in the tender offer. Thomasville Bancshares will, acting through the depositary agent for the transaction, SunTrust Bank, promptly pay the purchase price of $20.00 per share for all shares properly tendered.

         As of October 25, 2002, Thomasville Bancshares had 1,480,000 shares of common stock issued and outstanding. As a result of the offer, Thomasville Bancshares expects to have 1,443,558 shares of common stock issued and outstanding following payment for the accepted shares.